Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 9, 2002 to approve the reorganization of the Fund as a newly created series of ING Equity Trust, a Massachusetts business trust (For: 9,673,120, Against: 412,871).